For the semi-annual period ended January 31, 2007
File number 811-09439
Strategic Partners Style Specific Funds


                                SUB-ITEM 77C
             Submission of Matters to a Vote of Security Holders


A Special Meeting of Shareholders of the Strategic Partners Small Capitalization Value Fund was held on October 30, 2006, and adjourned to November 28, 2006, and further adjourned to December 29, 2006. At such meeting the shareholders approved the following proposal:

1.  To approve a new subadvisory agreement between Prudential
Investments LLC and Quantitative Management Associates LLC.

For:         7,363,017.90
Against:     1,040,021.04
Abstain:     1,419,694.00



A Special Meeting of Shareholders of the Strategic Partners
Total Return Bond Fund was held on December 7, 2006, and adjourned to December 29, 2006. At such meeting the shareholders approved the following proposal:

1. For shareholders of the Strategic Partners Total Return Bond (the Fund) to approve or disapprove a Plan of Reorganization under which the Fund will transfer all of its assets to, and all of its liabilities will be assumed by, the Dryden Total Return Bond Fund, Inc. (Dryden Fund, and together with the SP Fund, the Funds), a Maryland corporation. In connection with this proposed transfer, each whole and fractional share of each class of the Fund will be exchanged for whole and fractional shares of equal net asset value of the same class of the Dryden Fund and outstanding shares of the Fund will be cancelled.

For:             10,402,757.80
Against:            626,571.52
Abstain:            833,835.24
Unstructured:     1,072,981.00





A Special Meeting of the Shareholders of the Strategic Partners
Large Capitalization Value Fund was held on December 14, 2006, and adjourned to January 12, 2007. At such meeting, the shareholders approved the following proposal:

1. For shareholders of the Strategic Partners Large Capitalization Value Fund and Strategic Partners Core Value Fund (each a Fund and together the Funds) to approve or disapprove separate Plans of Reorganization under which each Fund will transfer all of its assets to, and all of its liabilities will be assumed by, Jennison Value Fund (Jennison Fund), a Massachusetts business trust. In connection with these proposed reorganizations, each whole and fractional share of each class of each Fund will be exchanged for whole and fractional shares of equal dollar value of the corresponding class of the Jennison Fund and outstanding shares of each Fund will be cancelled and each Fund will be liquidated.

For:         2,333,190.65
Against:       219,184.11
Abstain:       116,593.76
Not Voted:     191,073.00